UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                                VERSATILITY INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 par value
                         (Title of Class of Securities)

                                  925311-10-2
                                 (CUSIP Number)


                              --------------------


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 925311-10-2                13G                     Page 2 of 5 Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Keith D. Roberts

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [ ]

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.

                         5    SOLE VOTING POWER

                                       1,000,000 shares
      NUMBER OF
        SHARES           6    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                        -0- shares
         EACH            7    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                         1,000,000 shares
         WITH            8    SHARED DISPOSITIVE POWER

                                       -0- shares

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,000,000 shares

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                13.9%

12     TYPE OF REPORTING PERSON *

                IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 925311-10-2                13G                     Page 3 of 5 Pages


Item 1 (a).       Name of Issuer:

                  Versatility Inc.

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                  1781 Lee Jackson Memorial Highway, Seventh Floor, Fairfax, VA 22033

Item 2 (a).       Name of Person Filing:

                  The Reporting Person is Keith D. Roberts.

Item 2 (b).       Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of the Reporting Person is 1781 Lee Jackson Memorial Highway, Seventh Floor, Fairfax, VA 22033

Item 2 (c).       Citizenship:

                  Mr. Roberts is a United States citizen.

Item 2 (d).       Title of Class of Securities:

                  Common Stock, $.01 par value ("Common Stock")

Item 2 (e).       CUSIP Number

                  925311-10-2

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                           (a) [ ] Broker or Dealer registered under Section 15 of the Act,

                           (b) [ ]   Bank as defined in Section 3(a)(6) of the
                                     Act,

                           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

                           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

                           (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

                           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                                     13d-1(b)(1)(ii)(F),

                           (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see item 7,

                           (h) [ ]   Group, in accordance with Rule
                                     13d-1(b)(1)(ii)(H).

                           NOT APPLICABLE

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CUSIP No. 925311-10-2                13G                     Page 4 of 5 Pages


Item 4. Ownership:
                  (a)  Amount Beneficially Owned:
                       Mr. Roberts beneficially owns 1,000,000 shares of Common Stock.

                  (b)  Percent of Class:
                       Mr. Roberts owns 13.9% of the Common Stock.

                  (c)  Number of Shares as to which such person has:
                       (i)      sole power to vote or direct the vote:
                                1,000,000 shares

                       (ii)     shared power to vote or direct the vote:
                                NOT APPLICABLE

                       (iii) sole power to dispose or to direct the disposition of: 1,000,000 shares

                       (iv) shared power to dispose or to direct the disposition of: NOT APPLICABLE

Item (5).      Ownership of Five Percent or Less of a Class:
               NOT APPLICABLE

Item (6).      Ownership of More than Five Percent On Behalf of Another Person:
               NOT APPLICABLE.

Item (7).      Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on by the Parent Company:
               NOT APPLICABLE.

Item (8).      Identification and Classification of Members of the Group:
               NOT APPLICABLE.

Item (9).      Notice of Dissolution of Group:
               NOT APPLICABLE.

Item (10).     Certification:
               NOT APPLICABLE.

CUSIP No. 925311-10-2                13G                     Page 5 of 5 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1997                                  /s/ Keith D. Roberts
                                                 ------------------------
                                                 Keith D. Roberts